Exhibit 4
	CVF Technologies Corporation
	Gain (Loss) on Disposal of shares
2004

			exchange
		CDN $	rate	US$

Sale of Biorem shares to Expansion Capital	(Note 1.)	$733,375.00	0.7717	$565,945.49

Transfer of Biorem shares to Ian Jamieson	(Note 2.)	$341,249.66		$263,342.00

		$1,074,624.66		$829,287.49

Note 1. # 625,000 shares sold on 10/19/04 at cost of $0.8266 each or total cost of $516,625.00
Selling Price of $2.00 each or total of $1,250,000.00
Difference of $733,375.00 is gain.

Note 2. # 298,296 shares sold on 11/24/04 at cost of $0.6160 each or total cost of $183,750.34
Selling Price of $ 525,000.00 on retirement of note and partial accrued interest.
Difference of $341,249.66 is gain.